EXHIBIT 16

March 19, 2002

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Commissioners:

We have read Item 4 of Form 8-K dated March 15, 2002, of Tularik Inc. and are in agreement with the statements contained in the first sentence of paragraph one, paragraph two, paragraph three and paragraph four on page two therein.  We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ Ernst & Young LLP